SO
3/22/04

04003947

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

Uf 3-17-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 08 2004
WASH, D.C.
155
SECTION

SEC FILE NUMBER
8- 36916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vaughan + Co. Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic Street
(No. and Street)

Ridgewood	NJ	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Vaughan, III 201-444-1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flackman, Goodman & Potter, PA
(Name – *if individual, state last, first, middle name*)

106 Prospect Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Vaughan, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaughan & Company Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE DELICATE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/30/2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003 AND 2002

AND

INDEPENDENT AUDITOR'S REPORT

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

FLACKMAN
GOODMAN &
POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
106 Prospect Street
P.O. Box 419
Ridgewood, NJ
07451-0419
Tel. (201) 445-0500
FAX (201) 445-8939

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

We have audited the accompanying statements of financial condition of Vaughan & Company Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flackman, Goodman & Potter P.A.

February 23, 2004

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$139,851	$ 73,469
Commissions receivable	130,227	68,370
Prepaid lease	-	3,378
TOTAL CURRENT ASSETS	270,078	145,217
PROPERTY AND EQUIPMENT, net	4,407	3,974
TOTAL ASSETS	$274,485	$149,191

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable	$ 19,921	$ 3,252
Accrued expenses	78,646	62,115
Payroll taxes payable	7,290	12,732
State tax payable	-	1,500
401(k) payable	5,453	-
TOTAL CURRENT LIABILITIES	111,310	79,599
STOCKHOLDERS' EQUITY	163,175	69,592
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$274,485	$149,191

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Years Ended December 31, 2003 and 2002

	2003	2002
INCOME		
Commission and other income, net of clearance and execution charges	$1,493,143	$1,525,437
Interest income	1,706	1,245
TOTAL INCOME	1,494,849	1,526,682
EXPENSES		
Salaries	671,756	980,620
Travel and selling	194,883	220,414
Commissions	320,203	55,774
Management services	23,500	79,700
Payroll taxes and benefits	72,191	74,790
Profit sharing	8,249	8,830
Securities fees	11,091	9,878
Rent and occupancy	34,851	31,500
Professional fees	26,410	21,933
Office and miscellaneous	33,668	16,414
Auto lease expense	3,379	8,411
Depreciation	1,735	1,554
TOTAL EXPENSES	1,401,916	1,509,818
INCOME BEFORE TAXES	92,933	16,864
BENEFIT FOR INCOME TAXES	(650)	(1,006)
NET INCOME	93,583	17,870
RETAINED EARNINGS – beginning	39,592	96,293
DIVIDENDS	-	(74,571)
RETAINED EARNINGS - ending	$ 133,175	$ 39,592

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	Class A Stock	Class B Stock	Retained Earnings	Total
Balance at January 1, 2002	$ 300	$ 29,700	$ 96,293	$126,293
Net income	-	-	17,870	17,870
Dividends distributed	-	-	(74,571)	(74,571)
Balance at December 31, 2002	300	29,700	39,592	69,592
Net income	-	-	93,583	93,583
Dividend distributed	-	-	-	-
Balance at December 31, 2003	$ 300	$ 29,700	$133,175	$163,175

FLACKMAN GOODMAN & POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 93,583	$ 17,870
Noncash items included in net income:		
Depreciation	1,735	1,554
Amortization on prepaid lease	3,378	8,411
Change in:		
Commissions receivable	(61,857)	53,675
Other current assets	-	5,814
Accounts payable	16,669	(9,128)
Other current liabilities	15,042	(211,050)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	68,550	(132,854)
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed asset purchases	(2,168)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt repayment:		
Long-term	-	(1,447)
Dividends paid	-	(74,571)
NET CASH USED BY FINANCING ACTIVITIES	-	(76,018)
NET INCREASE (DECREASE) IN CASH	66,382	(208,872)
CASH - beginning	73,469	282,341
CASH - ending	$139,851	$ 73,469
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:		
Interest	$ -	$ 261
Income taxes	$ 850	$ -

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities and is a member of the National Association of Securities Dealers (NASD). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. Business commenced in March 1987.

Cash

The Company maintains accounts with the brokerage company executing the security transactions. Included in these accounts are commissions earned but not yet forwarded by the brokerage company. The brokerage company requires maintenance of a minimum balance of $100,000 in order to execute transactions. These account balances earn interest.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on a straight-line basis over seven years for furniture and fixtures and five years for automobiles.

Income Taxes

The Company has elected to be taxed as "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commissions receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to the prior year's financial statements in order to conform them to the classifications used for the current year.

2. PROPERTY AND EQUIPMENT

Major classifications of property and equipment and their respective useful lives are as follows:

	2003	2002	Useful Lives
Computer equipment	$ 9,936	$ 7,768	5 years
Furniture and fixtures	7,481	7,481	7 years
	17,417	15,249	
Accumulated depreciation	13,010	11,275	
Total property and equipment	$ 4,407	$ 3,974	

Depreciation charged to operations amounted to $1,735 and $1,554, during the years ended December 31, 2003 and 2002, respectively.

3. PENSION PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense at December 31, 2003 and 2002 was $8,249 and $8,830, respectively.

4. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., Vaughan & Company Retirement and Estate Planners, Inc. and Lois M. Vaughan, Esq. are controlled under common ownership. The services performed for their clients and the revenues received are interrelated. Employees of related companies perform many duties, including bookkeeping, accounting, legal and other administrative functions. The Company pays management and other fees to related companies for these expenses.

The Company rents office space from the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the periods ending December 31, 2003 and 2002 were $31,000 and $31,500, respectively. Various other general building and office expenses are shared with the related companies. The allocation of these expenses is not based on any formula.

The Company manages an investment fund. The Company receives a fee for managing the fund. During the years ended December 31, 2003 and 2002 the Company received $479 and $1,705 in managing fees relating to the fund. As of May 31, 2003, this investment fund no longer exists.

4. RELATED PARTY TRANSACTIONS (continued)
Related party transactions are summarized as follows:

Expenses	2003	2002
Management fees	$ 23,500	$ 79,700
Rent and occupancy	31,000	31,500
Legal fees	-	1,633
	$ 54,500	$112,833

5. NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Company had net capital of $157,264, which was $152,264 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.88 to 1.

At December 31, 2003, the Company has been in compliance with Banc of America, LLC's (the Clearing Broker) net capital requirement of $100,000. At December 31, 2002 the Company had been under the minimum capital requirement by $87,760. The Clearing Broker had agreed to continue in the normal course of business in order to allow the Company a reasonable time to correct the position of non-compliance.

6 INCOME TAXES
The provision for income taxes consists of:

	2003	2002
State	$ 850	$ 1,500
Additional tax	-	240
Prior year's under (over) accrual	(1,500)	(2,746)
Total Provision	$ (650)	$(1,006)

7. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commissions receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2003 and 2002, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

9. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2003	2002
Common stock		
Class A, voting, no par value – 100 shares authorized, 100 shares issued and outstanding	$ 300	$ 300
Class B, nonvoting, no par value – 9,900 shares authorized, 9,900 shares issued and outstanding	29,700	29,700
Retained earnings	133,175	39,592
Total Stockholders' Equity	$163,175	$ 69,592

10. LITIGATION

The Company is involved in a lawsuit brought forth by one of its clients. The client is alleging a variety of causes of action, including claims for unsuitable investments, excessive fees, unauthorized trading and failure to supervise. The Company believes there are strong defenses to the client's allegations and intends to defend this action vigorously. The Company expects no losses on this matter.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2003 and 2002

	2003	2002
Total stockholders' equity	$163,175	$ 69,592
Less nonallowable assets:		
Property and equipment	4,407	3,974
Specified commissions receivable	32,000	50,000
Prepaid lease	-	3,378
Total	36,407	57,352
Net Capital	$126,768	$ 12,240

FLACKMAN
GOODMAN &
POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II
Reconciliation Pursuant To Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2003 and 2002

	2003	2002
Net capital per unaudited report	$157,264	$ 12,233
Assets included in unaudited report	-	427
Liabilities not included in unaudited report	(30,496)	(420)
Net capital per computation of net capital	$126,768	$ 12,240

FLACKMAN GOODMAN & POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

FLACKMAN
GOODMAN &
POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
106 Prospect Street
P.O. Box 419
Ridgewood, NJ
07451-0419
Tel. (201) 445-0500
FAX (201) 445-8939

To the Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Vaughan & Company Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management

with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives. However, such study, evaluation and examination has resulted in the following comments and recommendations, which existed in prior years also.

1) Segregation of duties are not currently in place. All of the check disbursement functions are performed by one person from writing and signing checks to receiving the bank statement and reconciling. Accordingly, we recommend that checks written for over a certain amount be signed by an additional signator and the invoice stamped or initialed to approve payment. Recognition, however is given to the

relationship of the person writing the checks to the ownership of the Company.

2) Fees charged from or to related entities should be pursuant to a specified formula in a written agreement. Occupancy costs of the entities sharing your office facilities should be specified in written agreements between the property owner and the entity.

3) Self evaluation and monitoring activities for reporting information and providing assurance of compliance need to be implemented to assess controls and if necessary take corrective actions on a timely basis.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Blocher, Goodman & Potter, P.A.

February 23, 2004